Philadelphia Fund, Inc.
1200 North Federal Highway
Suite 424
Boca Raton, FL 33432
(561) 395-2155



You will find important information about PHILADELPHIA FUND — its investment policy and management, past record and the method of calculating the per-share net asset value in the current prospectus. This report is submitted for the general information of the Fund's shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

PHILADELPHIA FUND, INC.

SEMI-ANNUAL REPORT

May 31, 2002

Established 1923

PHILADELPHIA FUND, INC.

PRESIDENT'S LETTER – July 7, 2002

Dear Shareholders,

Hooray for the consumer. Encompassing two-thirds of U.S. gross domestic product, the consumer has continued to spend and keep the economy growing. Our government has improved security and increased spending decisively. Business profits have been the wallflower at the recovery party. Satisfied to sit in the corner with bloated inventories for months, business has gradually improved its participation as inventories declined.

Productivity has soared. In the fourth quarter of 2001, productivity improved 5.5%, and in the first quarter of 2002, it climbed 8.4%. The latter made the biggest quarterly jump in 19 years. With productivity so strong, the Federal Reserve can keep interest rates low without inflation worries.

In short, the economic outlook is hopeful, but equity markets appear to see the dark side of everything. The tech-laden NASDAQ composite index started its run in late 1998, powered by the heady mixture of Y2K spending and the onslaught of the Internet; there appeared to be no end in sight. However, the NASDAQ composite index top did come at 5132 in March of 2000. Recently the NASDAQ composite index hit the 1400 level, back to its reading in June of 1997, over five years ago.

Wall Street reverberates from the bursting of this speculative bubble. Financial and psychological damage is considerable. On top of everything, come revelations of shocking corporate management misdeeds. The most ardent capitalists wince. Markets demonstrated their displeasure with further mark downs. In periods of great pessimism, great opportunities are found.

We adjusted our portfolio to seize new opportunities. We sold $26 million face amount of our U.S. Treasury note holdings. We invested most of the proceeds in conservative sectors: utilities, banks, and insurance. Two new positions are more adventuresome: Sprint, a likely beneficiary of telecom upheaval and Marriott International, a likely participant in recovering post-9/11 travel.

Very truly yours,

Donald H. Baxter

Donald H. Baxter
President

PHILADELPHIA FUND, INC.

PORTFOLIO OF INVESTMENTS – **MAY 31, 2002**

Shares		Value
	COMMON STOCKS—87.4%	
	BANKS—13.7%	
90,000	AmSouth Bancorporation	$ 1,998,000
70,000	National City Corp.	2,329,600
70,000	PNC Financial Services Group, Inc.	3,937,500
120,000	SouthTrust Corp.	3,116,400
		11,381,500
	CABLE TV—2.0%	
60,000	*Comcast Corp. Special Class "A"	1,689,600
	COMMUNICATION SERVICES—4.4%	
220,000	Sprint Corp.	3,619,000
	CONSUMER PRODUCTS—4.9%	
120,000	Newell Rubbermaid, Inc.	4,098,000
	ELECTRIC UTILITIES—23.4%	
70,000	Cinergy Corp.	2,551,500
70,000	Consolidated Edison, Inc.	3,063,900
60,000	DTE Energy Co.	2,808,000
35,000	Hawaiian Electric Industries, Inc.	1,594,250
60,000	Progress Energy, Inc. . .	3,111,000
100,000	Southern Company	2,700,000
70,000	TXU Corp.	3,593,100
		19,421,750
	FINANCIAL SERVICES—5.8%	
60,000	Federal National Mortgage Association .	4,800,600
	FOOD PROCESSING—3.1%	
75,000	Corn Products International, Inc.	2,542,500
	HEALTH CARE PLANS—12.4%	
100,000	*Oxford Health Plans, Inc.	4,820,000
60,000	United Health Group Incorporated	5,448,000
		10,268,000
	HOTELS & MOTELS—4.9%	
100,000	Marriott International, Inc. Class "A"	4,044,000

Shares		Value
	OIL & GAS OPERATIONS—4.0%	
90,000	Unocal Corp.	$ 3,313,800
	PUBLISHING—3.0%	
4,000	Washington Post Co. Class "B"	2,469,600
	RETAIL SPECIALTY—2.8%	
60,000	*Costco Wholesale Corp.	2,356,200
	SCIENTIFIC & TECHNICAL INSTRUMENTS—3.0%	
50,000	Beckman Coulter, Inc.	2,497,500
	Total Value of Common Stocks (cost $57,749,685)	72,502,050

Principal Amount		
	U.S. GOVERNMENT OBLIGATIONS—7.3%	
$ 5,000M	U.S. Treasury Bond, 13¾% due 08/15/04 (cost $5,603,898) . . .	6,097,660
	SHORT-TERM CORPORATE NOTES – 11.3%	
3,500M	American Express Corp., 1.720%, due 06/03/2002	3,500,000
1,900M	Galaxy Corp,1.790%, due 06/03/2002	1,900,000
4,000M	US Bancorp., 1.720%, due 06/04/2002, ...	4,000,000
	Total Value of Short-Term Corporate Notes (cost $9,400,000)	9,400,000

Total Value of Investments (cost $72,753,583)		106.0%	87,999,710
Excess of Liabilities Over Other Assets		(6.0)	(5,003,320)
Net Assets		100.0%	$82,996,390

* Non-income producing security

See notes to financial statements

2

PHILADELPHIA FUND, INC.

STATEMENT OF ASSETS AND LIABILITIES – MAY 31, 2002

ASSETS

Investments in securities, at value (identified cost $72,753,583) (Note 1A)		$87,999,710
Cash		58,642
Dividends and interest receivable		306,540
Other assets		10,178
Total Assets		88,375,070

LIABILITIES

Payable for investment securities purchased	$5,276,317	
Payable for capital shares redeemed	7,096	
Accrued advisory and administrative fees	69,172	
Other accrued expenses	26,095	
Total Liabilities		5,378,680

NET ASSETS

$82,996,390

NET ASSETS CONSIST OF:

Capital paid in	$63,852,471
Undistributed net investment income	115,025
Accumulated net realized gain on investments	3,782,767
Net unrealized appreciation in value of investments	15,246,127
Total	$82,996,390

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE

($82,996,390 ÷ 12,195,963 shares outstanding)
30,000,000 shares authorized, $1.00 par value (Note 2) $6.81

See notes to financial statements

3

PHILADELPHIA FUND, INC.

STATEMENT OF OPERATIONS – SIX MONTHS ENDED MAY 31, 2002

INVESTMENT INCOME		
Income:		
Interest	$ 624,726	
Dividends	354,620	
TOTAL INCOME		$ 979,346
Expenses: (Notes 4 and 5)		
Investment advisory fee	311,923	
Administrative fee	103,974	
Distribution plan expenses	62,384	
Professional fees	34,851	
Director fees and expenses	28,832	
Transfer agent and dividend disbursing agent's fees and expenses	27,318	
Fund accounting agent's fees	19,402	
Custodian fees	10,675	
Other expenses	30,281	
TOTAL EXPENSES	629,640	
Less: Custodian fees paid indirectly	1,047	
NET EXPENSES		628,593
INVESTMENT INCOME—NET		350,753
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 3):		
Net realized gain on investments	3,782,767	
Net unrealized depreciation of investments	(2,071,269)	
Net gain on investments		1,711,498
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		$2,062,251

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2002	Year Ended November 30, 2001
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS		
Net investment income	$ 350,753	$ 1,539,395
Net realized gain on investments	3,782,767	2,566,502
Net unrealized depreciation of investments	(2,071,269)	(5,961,239)
Net increase (decrease) in net assets resulting from operations	2,062,251	(1,855,342)
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(495,400)	(1,936,900)
Net realized gain on investments	(2,566,502)	(6,905,849)
CAPITAL SHARE TRANSACTIONS		
Decrease in net assets resulting from capital share transactions (Note 2)	(959,487)	(549,625)
Net decrease in net assets	(1,959,138)	(11,247,716)
NET ASSETS		
Beginning of year	84,955,528	96,203,244
End of period (including undistributed net investment income of $115,025 and $259,672, respectively)	$82,996,390	$ 84,955,528

See notes to financial statements

PHILADELPHIA FUND, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Philadelphia Fund, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified open-end management investment company. The Fund's investment objective is to achieve long term growth of capital and income. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

A. Security Valuation - securities listed on national exchanges or the NASDAQ National Market are valued at the closing sales price on May 31, 2002. Short-term obligations are stated at amortized cost which approximates fair value.

B. Federal Income Taxes - no provision has been made for Federal income taxes on net income or capital gains, since it is the policy of the Fund to continue to comply with the special provisions of the Internal Revenue Code applicable to investment companies and to make sufficient distributions of income and capital gains to relieve it from all, or substantially all, such taxes.

C. Distributions to Shareholders - the Fund distributes its net investment income quarterly and net realized gains annually. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

D. Use of Estimates - the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

E. Other - security transactions are accounted for on the date the securities are purchased or sold. Cost is determined and gains and losses are based, on the identified cost basis for both financial statement and Federal income tax purposes. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Premiums and discounts on bonds purchased are amortized over the life of the bonds. Interest income and estimated expenses are accrued daily.

2. Capital Stock

At May 31, 2002, there were 12,195,963 shares outstanding. Transactions in capital stock were as follows:

	Six Months Ended May 31, 2002		Year Ended November 30, 2001	
	Shares	Amount	Shares	Amount
Capital stock sold	30,397	$ 204,763	45,852	$ 332,118
Capital stock issued in reinvestment of distributions	370,669	2,467,115	985,660	7,364,492
Capital stock redeemed	(537,781)	(3,631,365)	(1,137,060)	(8,246,235)
Net decrease	(136,715)	$ (959,487)	(105,548)	$ (549,625)

6

PHILADELPHIA FUND, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Purchases and Sales of Securities

For the six months ended May 31, 2002, purchases and sales of securities, other than short-term corporate notes, aggregated $50,320,760 and $44,097,758 respectively.

At May 31, 2002, the cost of investments for Federal income tax purposes was $72,753,583. Accumulated net unrealized appreciation on investments was $15,246,127 consisting of $15,556,715 gross unrealized appreciation and $310,588 gross unrealized depreciation.

4. Investment Advisory and Other Transactions with Affiliates

Baxter Financial Corporation (BFC) is the investment advisor and the administrator of the Fund.

As investment advisor, BFC supervises the Fund's investments on a continuous basis and provides the Fund with investment advice and recommendations for an annual fee equal to .75% of the first $200 million of net assets, .625% of net assets between $200 million and $400 million, and .50% of net assets in excess of $400 million.

As the Fund's administrator, BFC is responsible for providing overall supervision of the Fund's administrative operations and receives an annual fee of .25% of the average net assets of the Fund.

Both the investment advisory fee and the administrative fee are payable monthly, based on month-end net asset values of the Fund.

During the six months ended May 31, 2002, directors of the Fund who are not affiliated with BFC received directors' fees aggregating $21,500 and the Fund's custodian has provided credits in the amount of $1,047 against custodian charges based on the uninvested cash balances of the Fund. Thomas J. Flaherty, a director and former officer of the Fund, receives a monthly pension from the Fund which amounted to $6,250 for the above six month period.

5. Distribution Plan

Pursuant to an amended Distribution Plan adopted under rule 12b-1 of the Investment Company Act of 1940, the Fund may pay a fee in an amount up to .5% of the Fund's average net assets calculated monthly. A component of the 12b-1 fee (.25% of the Fund's average net assets) is paid to BFC for providing shareholder services, which include advice and information regarding: share accounts; applications; use of the prototype retirement plans of the Fund; assistance with questions regarding the Fund's transfer agent, as well as other information and services. In its discretion, BFC may make payments to registered broker-dealers and members of the National Association of Securities Dealers, Inc. for providing Fund shareholders with similar services.

PHILADELPHIA FUND, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

The remainder of the 12b-1 fee may be used to pay brokers and dealers which enter into agreements with BFC or which provide sales, promotional, or advertising services to the Fund, and to pay for other distribution, advertising, registration and promotional expenses associated with the sale of Fund shares.

Until further notice, BFC has agreed to waive all 12b-1 fees in excess of .15% per annum of the Fund's average net assets.

PHILADELPHIA FUND, INC.

FINANCIAL HIGHLIGHTS

The following table sets forth the per share operating performance data for a share of capital stock outstanding, total return, ratios to average net assets and other supplemental data for each period indicated.

Per Share Data	Six Months Ended May 31, 2002	Year Ended November 30,				
		2001	2000	1999	1998	1997
Net Asset Value, Beginning of Year	$ 6.89	$ 7.73	$ 8.77	$ 10.27	$ 10.05	$ 8.00
Income From Investment Operations						
Net Investment Income	0.03	0.12	0.14	0.06	0.13	0.09
Net Realized and Unrealized Gain (Loss) on Investments	0.14	(0.24)	(0.30)	0.51	1.02	2.10
Total From Investment Operations	0.17	(0.12)	(0.16)	0.57	1.15	2.19
Less Distributions From:						
Net Investment Income	0.04	0.16	0.11	0.09	0.11	0.11
Net Realized Gains	0.21	0.56	0.77	1.98	0.82	0.03
Total Distributions	0.25	0.72	0.88	2.07	0.93	0.14
Net Asset Value, End of Period	$ 6.81	$ 6.89	$ 7.73	$ 8.77	$ 10.27	$ 10.05
Total Return (%)	2.56	(2.23)	(1.88)	5.96	12.31	27.62
Ratios/Supplemental Data						
Net Assets, End of Period (in thousands) ..	$82,996	$84,956	$96,203	$109,800	$118,075	$113,494
Ratio to Average Net Assets:						
Expenses (%)	1.52(a)	1.50	1.48	1.55	1.53	1.53
Net Investment Income (%)	0.85(a)	1.68	1.89	0.71	1.32	1.02
Portfolio Turnover Rate (%)	64	119	134	81	37	17

(a) Annualized

See notes to financial statements

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of
Directors of Philadelphia Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Philadelphia Fund, Inc., including the portfolio of investments as of May 31, 2002, and the related statement of operations for the six months then ended, the statements of changes in net assets for the six months then ended and the year ended November 30, 2001 and financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2002 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Philadelphia Fund, Inc. at May 31, 2002, and the results of its operations, changes in its net assets and financial highlights for the periods presented, in conformity with U.S. generally accepted accounting principles.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
June 21, 2002

PHILADELPHIA FUND, INC.

OFFICERS

DONALD H. BAXTER, Chairman and President
RONALD F. ROHE, Vice President/Secretary/Treasurer

ADMINISTRATIVE STAFF

KEITH A. EDELMAN, Director of Operations
DIANE M. SARRO, Director of Shareholder Services

DIRECTORS

DONALD H. BAXTER
THOMAS J. FLAHERTY
JAMES KEOGH
KENNETH W. McARTHUR
ROBERT L. MEYER
DONALD P. PARSON

PHILADELPHIA FUND, INC.

1200 North Federal Highway, Suite 424, Boca Raton, FL 33432 (561)395-2155

INVESTMENT ADVISOR, ADMINISTRATOR AND DISTRIBUTOR

BAXTER FINANCIAL CORP.,
1200 North Federal Highway, Suite 424, Boca Raton, FL 33432

CUSTODIAN

U.S. BANK, N.A., 425 Walnut Street, Cincinnati, OH 45202

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

UNIFIED FUND SERVICES, INC.
P.O. Box 6110, Indianapolis, IN 46206-6110

LEGAL COUNSEL

STRADLEY, RONON, STEVENS & YOUNG, LLP Philadelphia, PA

AUDITORS

BRIGGS, BUNTING & DOUGHERTY, LLP Philadelphia, PA